T. ROWE PRICE SMALL-CAP STOCK FUND, INC.

T. Rowe Price Small-Cap Stock Fund

T. Rowe Price Small-Cap Stock Fund - Advisor Class

The following was deleted from the principal investment strategies:

Under most circumstances, the fund will invest less than 1.5% of its total assets in any single company.